DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133
www.dlapiper.com
Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

October 27, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Larry Spirgel
Assistant Director

Re:	Pacific DataVision, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted on October 27, 2014
File No. 377-00731

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 28, 2014, to Mr. John Pescatore, Chief Executive Officer and President of Pacific DataVision, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 (File No. 377-00731) submitted to the Commission on a confidential basis on August 7, 2014 (the “Registration Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 1 to the Registration Statement, together with a copy that is marked to show the changes from the Registration Statement in response to the Staff’s comments.

General

1.	We note that the shares being registered for resale represent more than 92% of your issued and outstanding common stock. Due to the significant number of shares being registered and the proximity of the underlying private offering to this public offering, it appears that the selling stockholders may be deemed to be offering shares on behalf of the company in an indirect primary offering. If the offering is an indirect primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

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U.S. Securities and Exchange Commission
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Response

For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

The Company is proposing to register a total of 11,925,000 shares of common stock, all of which have been issued (or in one case are issuable upon conversion), and fully paid for at the time of issuance. These 11,925,000 shares consist of (i) 10,925,000 shares of common stock (the “Private Placement Shares”) held by purchasers in a June 10, 2014 private placement and (ii) a total of 1,000,000 shares of common stock (the “Strategic Shares” and collectively with the Private Placement Shares, the “Shares”) held by two large companies in the telecommunications industry as a result of asset acquisition and lease transactions with the Company. The Shares being registered consist only of common stock that is outstanding or, in the case of one of the strategic investors, issuable upon conversion of outstanding securities at a fixed conversion rate.

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.1 In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. When these deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

As discussed in the referenced Insights article, we understand that in order to monitor these types of transactions the Staff developed a screening test that compares the number of shares an issuer requests to register for resale with the number of shares outstanding and held by non-affiliates. As we understand it, if an issuer requests to register for resale more than one-third of its public float, the Staff is instructed to examine the transaction to see if it implicates the factual characteristics that would cause the Staff to conclude that a secondary offering might be a “disguised” primary offering. However, we understand that this test is intended to be a mere screening test and is not intended to be a substitute for a complete analysis of the factors cited in Securities Act Forms Compliance and Disclosure Interpretations 214.02 (“CDI 214.02”). Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE or private placement transactions. As described below, the Shares of common stock the Company is registering in the Registration Statement do not implicate any of the concerns leading to the Staff to focus on “Extreme Convertible” situations.

[1]	See Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007 (and referenced speech by John W. White, Director, Division of Corporation Finance, February 23, 2007).

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U.S. Securities and Exchange Commission
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Additionally, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, the Staff has set forth a detailed analysis in CDI 214.02 of the relevant factors that should be examined to evaluate whether an offering is an indirect primary offering. CDI 214.02 provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

As CDI 214.02 indicates, the question is a factual one that involves an analysis of many factors and “all the circumstances.” As part of that analysis, we address the cited factors in addition to the amount of shares involved listed in CDI 214.02 below in the context of the offering under the Registration Statement. Based on the consideration of all of those factors, the Company believes that the Staff should conclude that the Registration Statement relates to a valid secondary offering.

How Long the Selling Shareholders Have Held the Securities

The length of time that the selling stockholders are required to hold their securities prior to being able to resell them pursuant to a resale registration statement is one factor cited in CDI 214.02. The Staff has determined that the longer securities are held before the effectiveness of a resale registration statement, the less likely it is that the selling stockholders should be viewed as acting as a mere conduit for the issuer.

As of the date of this letter, 10,925,000 shares, or 92% of the Shares proposed to be registered under the Registration Statement (i.e., the Private Placement Shares), have been held by the selling stockholders for over four months, and the remainder of the Shares (i.e., the Strategic Shares) have been held for over a month following the issuance of these Shares as part of asset acquisitions or lease transactions completed in September 2014. Moreover, at the time the selling stockholders participated in the June 10, 2014 private placement, the Company was not a public reporting company. Further, in the registration rights agreement between the Company and the selling stockholders, the selling stockholders provided the Company with up to 60 days from the closing of the private placement (i.e., August 9, 2014) to first file the Registration Statement with the Commission to register the resale of the Shares and then

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180 days from the filing of the initial Registration Statement to complete the registration process (i.e., February 3, 2015). As a result, at the time of the private placement, the selling stockholders had no expectation that they would be able to resell their shares quickly, and agreed to provide the Company with up to eight months from the closing of the private placement to complete the registration process.

Additionally, the Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“CDI 116.19”), which states, in relevant part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

CDI 116.19 makes clear that a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period under the circumstances set forth in CDI 116.19. Further, CDI 116.19 indicates that a valid secondary offering of shares may occur if, among other things, the investor is at market risk at the time of the filing of the resale registration statement.

In our case, all of the selling stockholders are at market risk for the Private Placement Shares and Strategic Shares. There are no reset or other provisions that would adjust the number of Shares held by the selling stockholders based on future market prices. In addition, there has historically been limited trading volume in the Company’s common stock, and there is no assurance that an active, liquid market for the Company’s common stock will develop or be sustained after the effective date of the Registration Statement. As a result, even after the Registration Statement is declared effective, the Company believes that, for all practical purposes, the selling stockholders will still need to continue to bear the investment risk of a significant portion of their Shares because, given the historical limited trading volume in the Company’s common stock, it will likely be difficult for them to sell a large number of Shares in the near future.

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The Circumstances Under Which the Securities were Received

The Private Placement Shares consist of 10,925,000 shares of common stock issued in the Company’s private placement that closed on June 10, 2014. The private placement investors acquired the Private Placement Shares pursuant to exemptions from registration under Rule 144A, Regulation S and Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In the subscription agreements entered into with the Company, each private placement investor made customary representations appropriate for the type of offering (e.g., for the type of offering, such as “qualified institutional buyer,” “Non-U.S. Person” or “accredited investor” representations) and acknowledged that the Private Placement Shares could not be sold without registration or an exemption from registration under the Securities Act. Similarly, the Company issued the Strategic Shares to two large companies in the telecommunications industry as a result of asset acquisition and lease transactions with the Company pursuant to Regulation D promulgated under the Securities Act.

Net of offering expenses and placement agent fees, the Company raised over $200 million in the private placement and strategic transactions. As reflected in the Registration Statement (including the Management’s Discussion and Analysis section), the Company used these funds to acquire FCC licenses and equipment to enable it to launch a nationwide dispatch network. Unlike certain previous “problematic” transactions by other issuers, the Company issued the Shares in private placements and strategic transactions that were bona fide cash offerings at a fixed price for substantial consideration. Moreover, the Company has used these funds and will continue to use these funds as its primary source of financing to support its new business strategy. Thus, the Company has already received the benefit from the sale of the Shares to the selling stockholders, and will not receive any additional benefits from the resale of the Shares pursuant to the Registration Statement.

In addition, the Shares do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions. Further, the Shares do not provide the selling stockholders with any anti-dilution protection based on the price of future issuances by the Company.

Moreover, the Company is not aware of any evidence that the selling stockholders have any plan to act in concert to effect a distribution of the Shares after the effective date of the Registration Statement. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of the selling stockholders have or are contemplated to take place if the Registration Statement is declared effective. Based on all available information, each of the selling stockholders has and will be making their own decisions about when, whether and on what terms to sell their Shares.

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The Selling Stockholders’ Relationship to the Company

The selling stockholders who participated in the private placement are comprised of major corporations, investment funds, accredited investors and other funds or entities that invest in securities. The Company is not affiliated with any of the selling stockholders who acquired the Private Placement Shares, except for 72,500 Private Placement Shares, or less than 0.61% of the total Shares being registered, that were acquired by the Company’s existing directors, officers or significant stockholders. Similarly, the Company issued the Strategic Shares in bona fide business transactions with major corporations in telecommunications industry as a result of asset acquisition and lease transactions with the Company. The Company does not have any relationship with these strategic investors that would cause them to be classified as “affiliates” of the Company.

In addition, as a result of the private placement, none of the Company’s existing affiliates prior to the private placement now hold more than 2.6% of the Company’s outstanding common stock. Further, none of the new stockholders participating in the private placement or the strategic transactions acquired sufficient shares or other rights to control the Company such that they should be classified as “affiliates” of the Company. For example, the new stockholders do not have any representative on the Company’s board of directors, nor do they have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement other than pursuant to the registration rights agreement that requires the Company to register the Shares for resale pursuant to the Registration Statement. Thus, no selling stockholder holds a dominant stake in the Company. It should also be noted that in connection with the private placement, each of the Company’s existing affiliates who purchased Private Placement Shares signed lock-up agreements that prohibit them from selling any Company securities, including any of the Private Placement Shares, from a date that started prior to the closing of the private placement (i.e., before June 10, 2014) through 180 days after the Commission declares the Registration Statement effective.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The selling stockholders are comprised of major corporations, investment funds, accredited investors and other funds or entities that invest in securities. Additionally, the issuance of the Shares was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the selling stockholders’ ability to resell the Shares. Moreover, there is no plan or arrangement among the selling stockholders to distribute the Shares after the Registration Statement is declared effective. Accordingly, none of the features commonly associated with acting as an underwriter are present in the private placement or the strategic transactions in which the selling stockholders acquired their Shares.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Considering all of the factors listed in CDI 214.02, (i) the private placement investors and the strategic investors made fundamental decisions to invest in the Company; (ii) all of the investors received the Shares pursuant to valid exemptions from registration and made appropriate representations appropriate for the respective exemptions, disclaimed any intent to distribute the Shares in violation of any securities laws, and are major corporations, investment funds, accredited investors and other funds or entities that buy and sell securities for their own account; (iii) neither the private placement nor the strategic transactions involved the issuance of warrants and the Shares do not include any toxic or other

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abusive provisions that have in the past merited special concerns by the Staff; and (iv) there is no evidence to suggest that any of the selling stockholders are acting in concert to effect a coordinated distribution under the Registration Statement. In addition, it will be virtually impossible for the selling stockholders to distribute immediately all of the Shares proposed to be registered under the Registration Statement because of the extremely limited trading market for the Company’s common stock and the lack of any assurance that an active, liquid market for the Company’s common stock may develop or be sustained after the Registration Statement is declared effective. Therefore, in these circumstances, the Company has concluded, and believes that the Staff should conclude, that the resale of the Shares by the selling stockholders pursuant to the Registration Statement is a valid secondary offering. Finally, we note that this type of structure where a fixed cash placement is followed by a reoffer registration statement has been used many times with the resulting registration statements treated as true secondary offerings by the Staff.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

The Company respectfully submits that there are no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

3.	We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

Response

In response to the Staff’s comment, the Company has revised the Registration Statement to identify the market data it has developed through its own research. In addition, the Company revised the Registration Statement to remove third-party data that it does not believe is material to help potential investors understand its business or its business plans or prospects.

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Certain Important Information, page ii

4.	Clarify whether all conditions to closing your Spectrum acquisition (not just the necessary FCC approvals) must be satisfied by November 7, 2014. If only FCC approval must be received by that time, clarify how long closing of the Spectrum acquisition could extend into the future.

Response

The Company hereby advises the Staff that it completed the Spectrum acquisition on September 15, 2014. Accordingly, the Company has updated the Registration Statement to disclose the completion of the Spectrum acquisition, and to remove the prior discussion regarding the conditions required to complete the Spectrum acquisition.

Prospectus Summary, page 1

5.	Please revise your summary to provide a brief overview of your current operations. This disclosure should describe your current products and services, and your relationships with your carrier partners.

Response

In response to the Staff’s comment, the Company has revised the prospectus summary to include a brief overview of the Company’s current operations, including a description of the Company’s current offerings and its relationships with its carrier partners.

6.	Please revise your disclosure to discuss your plans if you fail to complete the acquisition of the Spectrum Assets and have to redeem the shares issued in the private placement. For example, please disclose whether you will remain a public company.

Response

The Company hereby advises the Staff that it completed the Spectrum acquisition on September 15, 2014.

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7.	Please provide a brief description of the Spectrum Assets you are acquiring from Sprint, including geographic markets, blocks and pairing. In addition, please disclose any known material interoperability issues with the Spectrum Assets.

Response

In response to the Staff’s comment, the Company has revised the prospectus summary and business section to include a brief description of the Spectrum Assets the Company has acquired from Sprint, including information regarding geographic markets, blocks and pairing. The Company also disclosed that there are no known material interoperability issues with the Spectrum Assets.

Redemption of Shares Issued in the Private Placement, page 7

8.	You indicated that shares issued in the private placement will be redeemed at a specific price if you are unable to complete the acquisition of the Spectrum Assets on a certain date. Tell us if you have recorded these shares outside of permanent equity and if not, please explain to us the basis of your conclusion and your consideration of the guidance in ASC 480-10-S99-3A paragraph 4-11. Otherwise, please revise the pro forma information on page 28 and clarify the related disclosures throughout your filing.

Response

The Company hereby advises the Staff that it completed the Spectrum acquisition on September 15, 2014. The Company has recorded the shares it issued in the private placement as permanent equity in its financial statements included in the Registration Statement.

We are an Emerging Growth Company, page 8

9.	It is unclear whether you intend on delaying adoption of new or revised accounting standards. See the conflicting disclosure as to the company’s election on pages 22 and 33. Please clarify.

Response

In response to the Staff’s comment, the Company has harmonized the disclosures on pages 22 and 33 to provide that it intends to continue to adopt new or revised accounting standards despite its status as an emerging growth company.

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Risk Factors, page 10

10.	Whenever highlighting regulatory deadlines you should consider substituting actual dates rather than timeframes for ease of reference.

Response

In response to the Staff’s comment, the Company has revised its disclosures in the Registration Statement to substitute actual dates rather than timeframes for ease of reference.

11.	We note your disclosure on page 35 regarding your concentration of accounts receivable. Please provide risk factor disclosure regarding this concentration.

Response

In response to the Staff’s comment, the Company has revised the Risk Factors to include a risk factor regarding disclosure of its accounts receivable concentration risk.

Selected Financial Data, page 30

12.	Please present the net loss per share data as required by item 301 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised the Selected Financial Data to present the net loss per share data as required by Item 301 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 32

13.	Please describe the material terms of your sales commission program.

Response

In response to the Staff’s comment, the Company has revised its Basis of Presentation disclosure to describe the material terms of the Company’s sales commission program for its existing software applications business. The Company supplementally advises the Staff that it is still working through its market launch plans, and has not yet determined the sales commission program for future sales of its dispatch network solutions by indirect dealers. The Company, however, did disclose the potential

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elements of its sales commission program for indirect dealers, which it anticipates will include upfront commission payments and residual fees. The Company also disclosed that it has established a sales commission program for its direct sales team that will focus on offering its dispatch network solutions. Similar to the program currently in place for its existing software application business, the sales program will consist of a commission based on a percentage of sales.

Summary of Significant Accounting Policies, page 32

14.	Please revise your disclosure to discuss how you will generate revenues from your operations. Please specify whether you will contract directly with end-users or partner with carriers.

Response

In response to the Staff’s comment, the Company has revised the Summary of Significant Accounting Policies to discuss its generation of revenues from its current operations and its proposed operations following the launch of its nationwide dispatch network focused on providing services to dispatch-centric small and medium-sized businesses. Specifically, the Company disclosed that it will contract directly with the end-users of its dispatch network solutions.

15.	It appears that you recognize revenue received from third party carriers on a gross basis. Please provide us with your analysis for concluding that you are the primary obligor in the arrangements and your consideration of the guidance in ASC 605-45-45.

Response

In response to the Staff’s comment, the Company respectfully submits its analysis of why it has determined that it is appropriate to recognize the revenues it receives from sales by its third party carrier partners on a gross basis rather than on a net basis.

By way of background, the Company has developed and offers a suite of software and cloud–based applications marketed under the name “pdvConnect”. The Company designed pdvConnect to assist dispatch-centric businesses to better manage and communicate with their mobile employees. The Company markets pdvConnect directly through its own sales force and indirectly through third party carriers. Specifically, the Company has entered into customary reseller and distribution agreements with three third party carriers, including two carriers in the United States (collectively, the “Domestic Carriers”) and one carrier in Mexico (the “International Carrier” and collectively with the Domestic Carriers, the “Carriers”).

ASC 605-45-45 provides that the analysis of whether a company should recognize revenue on a gross or net basis is based on whether the company is acting as the principal or an agent in the transaction. This determination is a matter of judgment that depends on the relevant facts and circumstances. ASC 605-45-45 provides eight factors or indicators that should be considered in this evaluation. The following is a summary of the Company’s analysis of each of these eight factors:

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(1) The entity is the primary obligor in the arrangement.

As discussed above, the Company was solely responsible for developing pdvConnect and each of the features and services currently offered to the Carriers’ customers. None of the carriers have any right to modify pdvConnect or to add any additional features or services to pdvConnect. The Company also retains the ultimate responsibility for the operation and performance of pdvConnect, and is required to provide maintenance and support services to the Carriers and/or their respective customers.

Under its contracts with the Domestic Carriers, the Company is responsible for hosting and maintaining the servers on which pdvConnect operates. Moreover, after a Domestic Carrier identifies a potential customer, the Company is responsible for contacting that customer directly, ensuring that pdvConnect is loaded and properly operating on that customer’s system and providing maintenance and support services to the customer (other than Tier 1 support provided by the Domestic Carriers). In addition, the Company, rather than the Domestic Carriers, remains ultimately responsible to the customers for the acceptability and performance of pdvConnect. Further, the Company’s contracts with the Domestic Carriers require the Company to enter into a separate End User License Agreement with each customer which establishes the respective rights and obligations of the Company and the customer.

Similar to its contracts with the Domestic Carriers, the Company’s contract with the International Carrier provides that the Company remains ultimately responsible for the operation and performance of pdvConnect. The Company was responsible for assembling and loading the server system on which pdvConnect operates at the International Carrier’s business location. The Company is also responsible for providing support services to the International Carrier to ensure pdvConnect remains operational and available to customers. The Company also assists the International Carrier to resolve customer issues and answer support questions regarding pdvConnect.

Based on these facts, the Company determined that it is the primary obligor in transactions involving the resale or distribution of pdvConnect by the Carriers.

(2) The entity has general inventory risk—before a customer order is placed or upon customer return.

Although neither the Company nor the Carriers face material physical inventory risk with pdvConnect due to its digital nature, the following facts suggest that the Company should be viewed as the entity that bears the general inventory risk. As discussed above, the Company has paid all costs to develop pdvConnect and is responsible to pay all costs to maintain the features and services provided by pdvConnect. The Company’s contracts with the Carriers do not contain any minimum payment or sales obligations by the Carriers. The Company only receives payment for customers who have agreed to accept the service. Finally, at no time do the Carriers assume title of pdvConnect or have any inventory risk or obligations.

(3) The entity has latitude in establishing price.

As part of the contract process, the Company and the Carriers negotiated the suggested retail price of pdvConnect to be offered by the Carriers to their customers. At the same time, the Company and

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the Carriers negotiated the payment the Company would receive from sales by the Carriers. Although the Company’s contracts with the Carriers technically allow the Carriers to set the final retail price, in practice, the retail offering price has been set based on discussions and negotiations between the Company and the Carriers.

(4) The entity changes the product or performs part of the service.

As discussed, the Company developed pdvConnect and the features and services offered with pdvConnect. The Company is solely responsible for modifying or adding any new or additional features to pdvConnect. The Company is also responsible for ensuring pdvConnect remains operational, either by hosting the servers on which pdvConnect operates at it offices for the Domestic Carriers or supporting the servers it provided to the International Carrier. With respect to the Domestic Carriers, the Company is responsible for working directly with their customers to ensure pdvConnect is installed and operating properly. The Company is also responsible for providing the Carriers (both Domestic and International) and their respective customers with support services at various levels. In contrast, the Carriers are not responsible for or authorized to make any changes or modifications to pdvConnect. Further, the obligations of the Carriers are limited to sales and marketing, customer billing and collections and customer contact and support at the initial levels. As a result, the Carriers are not responsible for any change to pdvConnect or the performance of any service that would result in a higher retail price for pdvConnect.

(5) The entity has discretion in supplier selection.

The Company markets pdvConnect directly through its own sales force and indirectly through the Carriers. The Company’s existing contracts with its Carriers do not prohibit the Company from entering into additional contracts with other Carriers, distributors or resellers. As a result, the Company has discretion to continue to sell its products directly and to enter into additional distribution and reseller agreements. In addition, the Company’s existing contracts with its Carriers allow the Company to market directly to the customer base of these Carriers, which the Company does in the United States. Based on these facts, the Company determined that it has discretion in supplier selection.

(6) The entity is involved in the determination of product or service specifications.

The Company was and remains responsible for developing the features and services offered with pdvConnect. The only specifications set by the Carriers are those minimum standards the Company (as well as other third party application providers) must satisfy in order to operate on the networks operated by the Carriers. The Company’s contracts prohibit the Carriers from modifying or enhancing pdvConnect. Based on these facts, the Company determined that it, rather than the Carriers, is the entity involved with the determination of product or service specifications.

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(7) The entity has physical loss inventory risk – after customer order or during shipping.

The Company’s contracts with the Carriers provide that the Company retains title to pdvConnect at all times, and the customers receive only a license to use pdvConnect. The Carriers never assume title to pdvConnect, or any physical loss inventory risk after customer orders or during installation.

(8) The entity has credit risk.

The Company’s existing contracts with the International Carrier and one of the Domestic Carriers provide that the Company gets paid only on the amounts actually collected by these Carriers. As a result, the Company has assumed the ultimate credit risk for the amounts billed to customers by these Carriers. The Company’s contract with the remaining Domestic Carrier does not specifically state which party bears the credit risk. In practice, the Company bears the credit risk if the reason for non-payment is based on service complaints, the customer rejects the pdvConnect service or its failure to perform any other obligation.

Based on this analysis of the factors of ASC 605-45-45, the Company has determined that it is acting as the principal in the transactions involving the resale or distribution of pdvConnect by the Carriers. Accordingly, the Company determined it is appropriate to recognize the revenues on a gross basis rather than on a net basis. In response to the Staff’s comment, however, the Company has expanded its disclosure regarding its revenue recognition policies to include its policy of the evaluation of gross versus net revenue recognition in accordance with ASC 605-45-45.

16.	We note that you record the estimated gross amount billed as revenue when the end-user is billed by a third party carrier. In this regard, please disclose.

•	how you obtain the estimated amount billed;

•	how often is that information provided;

•	whether you reconcile the actual vs. estimate on a regular basis, and

•	how you resolve the variances, if any.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure to provide a summary of how it obtains the estimated amount billed by the third party carriers, how often its receives this information, whether it reconciles the actual vs. estimate on a regular basis and how it resolves any variances.

Specifically, the Company disclosed that it receives a report from each of its third party carrier partners at the end of each month detailing the customer activity by such third party carrier during the month just ended. Historically, the Company has calculated its gross revenues and cost of revenues for each month based on these reports. Because it receives these reports following the end of each month, the Company has also historically recorded its gross revenues and cost of revenues one month in arrears. Although the Company’s accounting is one month in arrears, its annual operations reflect 12 months of revenues and cost of revenues, and the monthly amounts have not varied on a material basis in past financial periods. In addition, the Company has not historically elected to record any adjustments in its financial statements for variances in the past between (1) the monthly revenues and costs of revenue it calculated based on the third party carrier reports and (2) the actual amounts its third party carrier partners charged or collected from their respective customers. Any variances have been primarily attributable to discounts offered by the third party carriers to their respective customers. Moreover, any variances in the past have not been material to the Company’s reported revenues, including the revenues it reported for the years ended March 31, 2013 and 2014 and the three-month period ended June 30, 2014. Further, the Company concluded that any adjustments to its financial statements based on completing a reconciliation would not be material to its investors or to understanding of its financial statements as any reconciliation would have no impact on the Company’s reported gross margin or cash flows. Nevertheless, as part of the process of becoming a public reporting company, the Company has elected to revise its revenue recognition policy for all future periods in future filings with the Commission to provide that it will complete a reconciliation each month and adjust its reported revenues for the amounts actually charged and received by its third party carrier partners. The Company believes that this change to its revenue recognition policy will not have a material impact on the Company or its financial statements.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Page Fifteen

Results of Operation, page 34

17.	Please tell us whether your international operations were material. If so, please separately disclose the revenues generated from U.S. and international operations.

Response

In response to the Staff’s comment, the Company has separately disclosed the revenues generated from its U.S. and international operations.

Liquidity and Capital Resources, page 35

18.	We note that approximately $100 million of proceeds from your private offerings will remain after your Spectrum Asset purchase from Sprint. Please discuss how you intend to spend this capital.

Response

In response to the Staff’s comment, the Company has updated the disclosure in the Liquidity and Capital Resources section to detail its cash position following the closing of the Spectrum acquisition and related transactions. The Company has also supplemented the disclosure to discuss the estimated the costs of building its nationwide dispatch network, and the planned uses of its available funds.

19.	Please revise to address your net cash used in financing and investing activities during the periods presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure in the Liquidity and Capital Resources section to address the net cash used in financing and investing activities during the financial periods presented.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Page Sixteen

20.	Please revise to discuss your liquidity and capital resources if you fail to acquire the Spectrum Assets from Sprint. You should also provide an estimate of the costs necessary to rollout your dispatch network.

Response

The Company hereby advises the Staff that it completed the Spectrum acquisition on September 15, 2014. As requested by the Staff, the Company has supplemented its disclosure to discuss the estimated costs of building its nationwide dispatch network.

Recent Developments, page 37

Sprint APA, page 37

21.	Please disclose the material terms of the deposit arrangement with Sprint, including the circumstances upon which Sprint will return the funds to the company if the deal does not close.

Response

The Company hereby advises the Staff that it completed the Spectrum acquisition on September 15, 2014, and that the funds deposited with Sprint have been permanently released to Sprint. The Company has revised its disclosure to reflect the completion of the Spectrum acquisition.

Equity Awards, page 37

22.	Please disclose the compensation expense related to your recent awards of restricted stock units and options.

Response

In response to the Staff’s comment, the Company has revised its disclosure to discuss the compensation expense related to the awards of restricted stock units and stock options it granted through June 30, 2014.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Page Seventeen

Business, page 39

23.	Please identify the 20 “top metropolitan areas” that you intend on providing service.

Response

In response to the Staff’s comment, the Company has revised its disclosure to discuss the factors it will consider in selecting the 20 top metropolitan areas for the rollout of its dispatch network. The factors the Company will consider include: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish a network in the market, the existing competition in the market and the strength of the Company’s distribution partners in the market. The Company has developed a preliminary list of these 20 top metropolitan areas for internal planning purposes. The Company, however, is still working through its market launch plans, and gathering information on the factors listed above. The Company anticipates that its preliminary list of the 20 top metropolitan areas will continue to change as it further develops and finalizes its market launch plans. As a result, the Company believes it would be premature to include a list of the 20 top metropolitan areas in the Registration Statement. Further, the Company also intends to maintain the confidentiality of the actual 20 top metropolitan areas it selects for competitive reasons, and believes that disclosure of this information could be used adversely against the Company by its competitors. Based on these factors, the Company respectfully requests the Staff not to require the disclosure of its preliminary list of the 20 top metropolitan areas in the Registration Statement. Further, the Company believes that its disclosure of the factors it will consider in selecting the 20 top metropolitan areas provides investors with the material information available to the Company at this time.

24.	Please provide a description of estimated amount needed to build your network following the Spectrum Closing and the timeline for implementation.

Response

As requested by the Staff, the Company has supplemented its disclosure to discuss the estimated costs of building its nationwide dispatch network and the timeline for launching its first market.

25.	Explain why your management believes that the churn rate with your target customers “will be significantly lower than the churn rate experienced by Tier 1 carriers.” (pages 43 – 44).

Response

As requested by the Staff, the Company has supplemented its disclosure to explain why it believes the churn rate of its target customers will be lower than the churn rate experienced by Tier 1 carriers.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Page Eighteen

Our Spectrum Opportunity, page 40

26.	Please disclose the percentage of your issued and outstanding shares that will be held by Sprint following the closing of the acquisition of the Spectrum Assets.

Response

As requested by the Staff, the Company has disclosed the percentage of its issued and outstanding shares currently held by Sprint in the “Selling Stockholders” table.

Our Network and Technology, page 45

Response

27.	Please expand on your description of Motorola’s MotoTRBO technology and how that will be incorporated into your solutions.

Response

As requested by the Staff, the Company has supplemented its disclosure to describe its supply arrangement with Motorola and its plans to utilize Motorola’s digital technology for its dispatch network and the handsets and devices it will offer to its customers. The Company and Motorola are currently discussing the use of Motorola’s MotoTRBO technology, which is a digital technology that accommodates two simultaneous usage pathways (voice and data) over a single 12.5 KHz channel. Motorola has other commercially available digital technologies that the Company could select for use in its network and the handsets and devices that it will offer to its customers. As part of finalizing its launch strategy, the Company and Motorola are discussing the requirements and specifications for the Company’s dispatch network and Motorola’s existing digital technologies to select the appropriate digital technology for the Company’s network solutions.

12. Subsequent Events, page F-16

28.	Please revise the disclosed amount of pro forma restricted cash so that it is in agreement with the balance disclosed on page 28 or advise us.

Response

As requested by the Staff, the Company has revised the disclosed amount of pro forma restricted cash so that it is in agreement with its prior disclosure.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Page Nineteen

Acknowledgement:

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ DLA Piper LLP (US)

Jeffrey C. Thacker

Partner

Enclosure